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                                                                     EXHIBIT 4.2

6.2  TRANSFERABILITY

         (a) Non-Transferable Awards and Options. No Incentive Award and no right under the Plan, contingent or otherwise, will be (i) assignable, saleable, or otherwise transferable by a Grantee except by will or by the laws of descent and distribution (except that an Incentive Agreement may provide that a Nonstatutory Stock Option may be transferable to a charitable trust or other charitable organization or to an educational institution) (ii) subject to any encumbrance, pledge, lien, assignment or charge of any nature; provided, further that, pursuant to the consent or authorization of the Committee acting in its sole discretion, a Nonstatutory Stock Option under the Plan may be assignable or otherwise transferable by a Grantee solely to his or her spouse pursuant to a marital settlement or similar agreement or a decree of absolute divorce.

         No transfer by will or by the laws of descent and distribution or other transfer permitted under this Section 6.2(a) shall be effective to bind the Company unless the Committee has been furnished with a copy of the deceased Grantee's enforceable will, marital settlement or similar agreement, decree of absolute divorce or such other evidence as the Committee deems necessary to establish the validity of the transfer. Any attempted transfer in violation of this Section 6.2(a) shall be void and ineffective.

         (b) Ability to Exercise Rights. Subject to a beneficiary designation pursuant to Section 7.5, only the Grantee (or his legal guardian in the event of Grantee's Disability), or in the event of his death, his estate, or in the event of another transfer of the type permitted under Section 6.2(a), his transferee, may exercise Stock Options, receive cash payments and deliveries of Shares, and otherwise assume the rights of the Grantee.

         (c) Restrictions on Exercise of Options. The Committee may further restrict the exercise of any Incentive Stock Option or Nonstatutory Stock Option by prohibiting such exercise at any time during which and for such period of time as any Grantee (or any transferee thereof permitted hereunder) is engaged in any activity determined by the Committee, after full consideration of the facts presented on behalf of the Company and the Grantee (or any transferee thereof permitted hereunder), to be detrimental to the best interests of the Company and its shareholders. The Committee shall notify the Grantee (or any transferee thereof permitted hereunder) in writing of any such determination and of the scope and duration of any such restriction. If the Committee notifies a Grantee (or any transferee thereof permitted hereunder) in writing that such Grantee (or any transferee thereof permitted hereunder) is engaged in a detrimental activity and such Grantee (or any transferee thereof permitted hereunder) has exercised or attempts to exercise an Incentive Stock Option or a Nonstatutory Stock Option after such notification but prior to a decision of the Committee based on the full consideration of all the facts presented on behalf of the Company and the Grantee (or any transferee thereof permitted hereunder), the Company shall not be required to recognize such exercise until the Committee has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and void ab initio) if the Committee makes an adverse determination; provided, however, that if the Committee finds in favor of the Grantee (or any transferee thereof permitted hereunder), then the Grantee (or any transferee thereof permitted hereunder) will be deemed to have exercised such Incentive Stock Option or Nonstatutory Stock Option as of the date he or she originally gave written notice of his or her attempt to exercise or actual exercise, as the case may be. The decision of the Committee as to the detrimental nature of the Grantee's (or any transferee's thereof permitted hereunder) activities shall be final, binding and conclusive.